UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: December 17, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960.)

This Form 6-K consists of the legal opinion which appears below:

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

December 14, 2012 LAC | CIU

313423 | CIU | 000029.docx

UBS AG—Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Dates: April 3, 2012, April 11, 2012, April 16, 2012, April 17, 2012, April 18, 2012 and April 20, 2012)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company), in connection with the issuance by the Company, acting through its London branch (the Issuing Branch), of the securities specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-178960) filed with the U.S. Securities and Exchange Commission on January 11, 2012 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively, the Documents):

(i)	an electronic copy of the Registration Statement;

(ii)	an electronic copy of the Indenture dated as of November 21, 2000, between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006, between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)	an electronic copy of the Amended and Restated Distribution Agreement dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	copies of the articles of association (Statuten) of the Company, in the version dated as of February 22, 2011 (the Articles);

(v)	an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 9, 2011 (the Resolutions);

(vi)	electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” thereto, in the version dated as of August 1, 2010 (the 2010 Organizational Regulations), and the version dated as of January 1, 2012 (the 2012 Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version effective as of March 2, 2010 (the 2010 Business Regulations), and in the version effective as of March 15, 2012 (the 2012 Business Regulations and, together with the 2012 Organizational Regulations, the Internal Regulations);

(viii)	electronic copies of the “Corporate Center Delegation of Authorities”, in the version dated as of October 12, 2006, in the version dated as of February 2, 2010 (the 2010 Delegation), and in the version dated as of March 15, 2012 (the 2012 Delegation);

(ix)	an electronic copy of an Officers’ Certificate pursuant to section 301 of the Indenture dated December 14, 2011, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

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(x)	an electronic copy of

- an Authorized Officer’s Certificate in Support of Legal Opinions dated April 3, 2012,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated April 11, 2012,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated April 16, 2012,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated April 17, 2012,

- an Authorized Officer’s Certificate in Support of Legal Opinions dated April 18, 2012, and

- an Authorized Officer’s Certificate in Support of Legal Opinions dated April 20, 2012, (collectively, the Opinion Backup Certificates);

(xi)	an electronic copy of

-(a) a Determination of an Authorized Person dated April 3, 2012, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Morgan Stanley), (b) a Determination of an Authorized Person dated April 3, 2012, including Annex A, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex C, setting forth the terms of the USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), Annex D, setting forth the terms of the USD 107,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), Annex E, setting forth the terms of the USD 112,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), Annex F, setting forth the terms of the USD 111,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of CSX Corporation), Annex G, setting forth the terms of the USD 106,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of The Dow Chemical Company), Annex H, setting forth the terms of the USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Ford Motor Company), Annex I, setting forth the terms of the USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex J, setting forth the terms of the USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Halliburton Company), Annex K, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the American depositary shares of ITAU Unibanco Holdings S.A.), Annex L, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of MGM Resorts International) and Annex M, setting forth the terms of the USD 111,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Prudential Financial, Inc.), and (c) a Determination of an Authorized Person dated April 3, 2012, including Annex A, setting forth the terms of the USD 99,918.52 Trigger Yield Optimization Notes due July 5, 2013 (Linked to the performance of the common stock of CSX Corporation), Annex B, setting forth the terms of the USD 149,971.32 Trigger Yield Optimization Notes due December 20, 2012 (Linked to the performance of the common stock of MetLife, Inc.) and Annex C, setting forth the terms of the USD 159,924.84 Trigger Yield Optimization Notes due December 20, 2012 (Linked to the performance of the common stock of MetLife, Inc.),

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-(a) a Determination of an Authorized Person dated April 11, 2012, including Annex A, setting forth the terms of the USD 400,000.00 Trigger Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Apple Inc.), (b) a Determination of an Authorized Person dated April 11, 2012, including Annex A, setting forth the terms of the USD 107,360.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex C, setting forth the terms of the USD 156,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), Annex D, setting forth the terms of the USD 104,500.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), Annex E, setting forth the terms of the USD 109,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), Annex F, setting forth the terms of the USD 105,750.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of CSX Corporation), Annex G, setting forth the terms of the USD 102,500.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of The Dow Chemical Company), Annex H, setting forth the terms of the USD 111,500.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex I, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Micron Technology, Inc.), Annex J, setting forth the terms of the USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Valero Energy Corporation), and (c) a Determination of an Authorized Person dated April 11, 2012, including Annex A, setting forth the terms of the USD 999,999.00 Trigger Yield Optimization Notes due April 11, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex B, setting forth the terms of the USD 139,860.56 Trigger Yield Optimization Notes due December 27, 2012 (Linked to the performance of the common stock of MetLife, Inc.), Annex C, setting forth the terms of the USD 99,961.62 Trigger Yield Optimization Notes due April 10, 2013 (Linked to the performance of the common stock of Schlumberger Limited) and Annex D, setting forth the terms of the USD 199,972.50 Trigger Yield Optimization Notes due December 10, 2013 (Linked to the performance of the common stock of VMware, Inc.),

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-(a) a Determination of an Authorized Person dated April 16, 2012, including Annex A, setting forth the terms of the USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 570,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex C, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex D, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex E, setting forth the terms of the USD 341,480.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex F, setting forth the terms of the USD 154,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), Annex G, setting forth the terms of the USD 380,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of The Bank of New York Mellon Corporation), Annex H, setting forth the terms of the USD 410,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), Annex I, setting forth the terms of the USD 134,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of The Mosaic Company), Annex J, setting forth the terms of the USD 103,800.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of The Mosaic Company) and Annex K, setting forth the terms of the USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of United States Steel Corporation), (b) a Determination of an Authorized Person dated April 16, 2012, including Annex A, setting forth the terms of the USD 450,799.20 Trigger Yield Optimization Notes due December 14, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 265,470.64 Trigger Yield Optimization Notes due December 14, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex C, setting forth the terms of the USD 109,210.57 Trigger Yield Optimization Notes due October 16, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.) and Annex D, setting forth the terms of the USD 99,969.32 Trigger Yield Optimization Notes due October 16, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), and (c) a Determination of an Authorized Person dated April 16, 2012, including Annex A, setting forth the terms of the USD 9,874,000.00 Fixed Rate Step-Up Callable Notes due April 16, 2027,

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-(a) a Determination of an Authorized Person dated April 17, 2012, including Annex A, setting forth the terms of the USD 106,300.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (Linked to the performance of the common stock of Apple Inc.), (b) a Determination of an Authorized Person dated April 17, 2012, including Annex A, setting forth the terms of the USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), (c) a Determination of an Authorized Person dated April 17, 2012, including Annex A, setting forth the terms of the USD 199,954.30 Trigger Yield Optimization Notes due on April 18, 2013 (Linked to the performance of the common stock of Apache Corporation), (d) a Determination of an Authorized Person dated April 17, 2012, including Annex A, setting forth the terms of the USD 520,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (linked to the performance of the common stock of Electronic Arts Inc.), (e) a Determination of an Authorized Person dated April 17, 2012, including Annex A, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), (f) a Determination of an Authorized Person dated April 17, 2012, including Annex A, setting forth the terms of the USD 99,413.46 Trigger Yield Optimization Notes due on April 17, 2013 (Linked to the performance of the common stock of Monsanto Company) and (g) a Determination of an Authorized Person dated April 17, 2012, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (Linked to the performance common stock of Micron Technology, Inc.),

-(a) a Determination of an Authorized Person dated April 18, 2012, including Annex A, setting forth the terms of the USD 190,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 22, 2013 (Linked to the performance of the common stock of Sprint Nextel Corporation), (b) a Determination of an Authorized Person dated April 18, 2012, including Annex A, setting forth the terms of the USD 190,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 22, 2013 (Linked to the performance of the shares of iShares® MSCI Emerging Markets Index Fund), (c) a Determination of an Authorized Person dated April 18, 2012, including Annex A, setting forth the terms of the USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 22, 2013 (Linked to the performance of the shares of iShares® MSCI Emerging Markets Index Fund), (d) a Determination of an Authorized Person dated April 18, 2012, including Annex A, setting forth the terms of the USD 349,992.30 Trigger Yield Optimization Notes due on April 18, 2013 (linked to the performance of the common stock of Baker Hughes Incorporated), (e) a Determination of an Authorized Person dated April 18, 2012, including Annex A, setting forth the terms of the USD 99,987.36 Trigger Yield Optimization Notes due on July 18, 2012 (Linked to the performance of the common stock of MGM Resorts International), and (f) a Determination of an Authorized Person dated April 18, 2012, including Annex A, setting forth the terms of the USD 119,939.94 Trigger Yield Optimization Notes due on October 18, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), and

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-(a) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 149,876.56 Trigger Yield Optimization Notes due on October 22, 2012 (Linked to the performance of the common stock of Peabody Energy Corporation), (b) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 99,870.08 Trigger Yield Optimization Notes due on December 27, 2012 (Linked to the performance of the common stock of MetLife, Inc.), (c) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2013 (Linked to the performance of the common stock of Apple Inc.), (d) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 24, 2013 (linked to the performance of the common stock of The Mosaic Company), (e) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 219,492.00 Trigger Yield Optimization Notes due on November 23, 2012 (Linked to the performance of the common stock of Apple Inc.), (f) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 195,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 24, 2013 (Linked to the performance of the common stock of Sprint Nextel Corporation), (g) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 24, 2013 (Linked to the performance shares of iShares® MSCI Emerging Markets Index Fund), (h) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 24, 2013 (Linked to the performance of the common stock of Bank of America Corporation), (i) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 299,927.25 Trigger Yield Optimization Notes due on December 10, 2013 (Linked to the performance of the common stock of HollyFrontier Corporation), (j) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 279,985.28 Trigger Yield Optimization Notes due on May 03, 2013 (Linked to the common stock of Micron Technology, Inc.), and (k) a Determination of an Authorized Person dated April 20, 2012, including Annex A, setting forth the terms of the USD 149,949.24 Trigger Yield Optimization Notes due on December 10, 2013 (Linked to the performance of the common stock of HollyFrontier Corporation),

(collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

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(xii)	electronic excerpts of the “Global directory of UBS authorized signatories”

- as provided per e-mail dated November 26, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Martin Gasparian and Timothy Geller,

- as provided per e-mail dated November 28, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Martin Gasparian and Timothy Geller,

- as provided per e-mail dated December 3, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Martin Gasparian and Timothy Geller, and

- as provided per e-mails dated December 1, 2012 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling, and Timothy Geller; and

(xiii)	electronic excerpts from the Register of Commerce for the Company dated as of January 11, 2012 and as of December 14, 2012 (the latter excerpt, the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)	all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)	the Securities will be issued under the Indenture, and the offering of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

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(e)	the Securities will be issued exclusively outside of Switzerland and will neither directly nor indirectly be publicly offered into Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)	(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)	the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt is correct, complete and up-to-date, and the Articles, the Internal Regulations and the 2012 Delegation are in full force and effect and have not been amended;

(i)	as of the date of the Resolutions, the Articles, the 2010 Organizational Regulations, the 2010 Business Regulations and the 2010 Delegation were in full force and effect and had not been amended;

(j)	the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I thereto) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)	all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(m)	the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

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(n)	the choice of New York law as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the courts of New York provided for in, the Indenture is valid under the laws of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.	All corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Articles, the Internal Regulations and the 2012 Delegation as a matter of Swiss law.

2.	The choice of New York law as the governing law of the Indenture is a valid choice of law under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the courts of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)	The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)	According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)	Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

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(d)	We do not express any opinion as to the validity or enforceability of the Indenture or any other agreement or as to the accuracy or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)	Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

*    *    *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

Homburger AG

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Annex 1 to the Legal Opinion dated December 14, 2012

a)	Securities with issue date April 3, 2012

1.	USD 100,000.00 Trigger Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Morgan Stanley), issued through UBS AG, London Branch

2.	USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

3.	USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

4.	USD 255,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

5.	USD 107,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

6.	USD 112,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch

7.	USD 111,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of CSX Corporation), issued through UBS AG, London Branch

8.	USD 106,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

9.	USD 125,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Ford Motor Company), issued through UBS AG, London Branch

10.	USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

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11.	USD 115,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Halliburton Company), issued through UBS AG, London Branch

12.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the American depositary shares of ITAU Unibanco Holdings S.A.), issued through UBS AG, London Branch

13.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of MGM Resorts International), issued through UBS AG, London Branch

14.	USD 111,000.00 Trigger Phoenix Autocallable Optimization Securities due April 5, 2013 (Linked to the performance of the common stock of Prudential Financial, Inc.), issued through UBS AG, London Branch

15.	USD 99,918.52 Trigger Yield Optimization Notes due July 5, 2013 (Linked to the performance of the common stock of CSX Corporation), issued through UBS AG, London Branch

16.	USD 149,971.32 Trigger Yield Optimization Notes due December 20, 2012 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

17.	USD 159,924.84 Trigger Yield Optimization Notes due December 20, 2012 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

b)	Securities with issue date April 11, 2012

18.	USD 400,000.00 Trigger Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

19.	USD 107,360.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

20.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

21.	USD 156,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

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22.	USD 104,500.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

23.	USD 109,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch

24.	USD 105,750.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of CSX Corporation), issued through UBS AG, London Branch

25.	USD 102,500.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

26.	USD 111,500.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

27.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

28.	USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due April 12, 2013 (Linked to the performance of the common stock of Valero Energy Corporation), issued through UBS AG, London Branch

29.	USD 999,999.00 Trigger Yield Optimization Notes due April 11, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

30.	USD 139,860.56 Trigger Yield Optimization Notes due December 27, 2012 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

31.	USD 99,961.62 Trigger Yield Optimization Notes due April 10, 2013 (Linked to the performance of the common stock of Schlumberger Limited), issued through UBS AG, London Branch

32.	USD 199,972.50 Trigger Yield Optimization Notes due December 10, 2013 (Linked to the performance of the common stock of VMware, Inc.), issued through UBS AG, London Branch

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c)	Securities with issue date April 16, 2012

33.	USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

34.	USD 570,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

35.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

36.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

37.	USD 341,480.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

38.	USD 154,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

39.	USD 380,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of The Bank of New York Mellon Corporation), issued through UBS AG, London Branch

40.	USD 410,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

41.	USD 134,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of The Mosaic Company), issued through UBS AG, London Branch

42.	USD 103,800.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of The Mosaic Company), issued through UBS AG, London Branch

43.	USD 250,000.00 Trigger Phoenix Autocallable Optimization Securities due April 18, 2013 (Linked to the performance of the common stock of United States Steel Corporation), issued through UBS AG, London Branch

44.	USD 450,799.20 Trigger Yield Optimization Notes due December 14, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

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45.	USD 265,470.64 Trigger Yield Optimization Notes due December 14, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

46.	USD 109,210.57 Trigger Yield Optimization Notes due October 16, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

47.	USD 99,969.32 Trigger Yield Optimization Notes due October 16, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

48.	USD 9,874,000.00 Fixed Rate Step-Up Callable Notes due April 16, 2027, issued through UBS AG, London Branch

d)	Securities with issue date April 17, 2012

49.	USD 106,300.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

50.	USD 280,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (Linked to the performance of the common stock of Wynn Resorts, Limited), issued through UBS AG, London Branch

51.	USD 199,954.30 Trigger Yield Optimization Notes due on April 18, 2013 (Linked to the performance of the common stock of Apache Corporation), issued through UBS AG, London Branch

52.	USD 520,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (linked to the performance of the common stock of Electronic Arts Inc.), issued through UBS AG, London Branch

53.	USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

54.	USD 99,413.46 Trigger Yield Optimization Notes due on April 17, 2013 (Linked to the performance of the common stock of Monsanto Company), issued through UBS AG, London Branch

55.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 19, 2013 (Linked to the performance common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

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e)	Securities with issue date April 18, 2012

56.	USD 190,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 22, 2013 (Linked to the performance of the common stock of Sprint Nextel Corporation), issued through UBS AG, London Branch

57.

USD 190,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 22, 2013 (Linked to the performance of the shares of iShares® MSCI Emerging Markets Index Fund), issued through UBS AG, London Branch

58.

USD 105,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 22, 2013 (Linked to the performance of the shares of iShares® MSCI Emerging Markets Index Fund), issued through UBS AG, London Branch

59.	USD 349,992.30 Trigger Yield Optimization Notes due on April 18, 2013 (linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

60.	USD 99,987.36 Trigger Yield Optimization Notes due on July 18, 2012 (Linked to the performance of the common stock of MGM Resorts International), issued through UBS AG, London Branch

61.	USD 119,939.94 Trigger Yield Optimization Notes due on October 18, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

f)	Securities with issue date April 20, 2012

62.	USD 149,876.56 Trigger Yield Optimization Notes due on October 22, 2012 (Linked to the performance of the common stock of Peabody Energy Corporation), issued through UBS AG, London Branch

63.	USD 99,870.08 Trigger Yield Optimization Notes due on December 27, 2012 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

64.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due April 24, 2013 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

65.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 24, 2013 (linked to the performance of the common stock of The Mosaic Company), issued through UBS AG, London Branch

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66.	USD 219,492.00 Trigger Phoenix Autocallable Optimization Securities due on November 23, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

67.	USD 195,000.00 Trigger Yield Optimization Notes due on April 24, 2013 (Linked to the performance of the common stock of Sprint Nextel Corporation), issued through UBS AG, London Branch

68.

USD 130,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 24, 2013 (Linked to the performance shares of iShares® MSCI Emerging Markets Index Fund), issued through UBS AG, London Branch

69.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due on April 24, 2013 (Linked to the performance of the common stock of Bank of America Corporation), issued through UBS AG, London Branch

70.	USD 299,927.25 Trigger Yield Optimization Notes due on December 10, 2013 (Linked to the performance of the common stock of HollyFrontier Corporation), issued through UBS AG, London Branch

71.	USD 279,985.28 Trigger Yield Optimization Notes due on May 03, 2013 (Linked to the common stock of Micron Technology, Inc.), issued through UBS AG, London Branch

72.	USD 149,949.24 Trigger Yield Optimization Notes due on December 10, 2013 (Linked to the performance of the common stock of HollyFrontier Corporation), issued through UBS AG, London Branch

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

	By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 17 December 2012

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